Exhibit 12

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC AND SUBSIDIARIES
(AN INDIRECT, WHOLLY-OWNED SUBSIDIARY OF CENTERPOINT ENERGY, INC.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,
	2017	2016
	(in millions, except ratios)
Net income	$93	$88
Income taxes	52	49
Capitalized interest	(3)	(3)
	142	134
Fixed charges, as defined:

Interest	105	109
Capitalized interest	3	3
Interest component of rentals charged to operating expense	—	—
Total fixed charges	108	112

Earnings, as defined	$250	$246

Ratio of earnings to fixed charges	2.31	2.20